FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1  Name and Address of Company

RTN Stealth Software Inc. (the “Company” or “RTN”)

Suite 200

8338 120th Street

Surrey, BC V3W  2N4

Item 2  Date of Material Change

May 17, 2010

Item 3  News Release

News release dated May 17, 2010 was disseminated on May 17, 2010 via CNW  Telbec and the same day was posted on SEDAR, www.SEDAR.com, and in the issuer disclosure hall of the Canadian National

Stock Exchange, www.cnsx.ca.

Item 4  Summary of Material Change

On May 17, 2010, RTN executed two definitive agreements.

In the first, the Company acquired all of the assets of Market Guidance Systems Inc. (“MGS”) in exchange for 20,000,000 common shares of the Company, to be issued to the shareholders of MGS in 4 equal tranches at 6, 9, 12 and 15 months.  RTN also assumed $2.45 million in liabilities owed by MGS.

This agreement follows on the earlier acquisition, In January, 2010, MGS’ fully supported exclusive and perpetual license to its Market Navigation, Trade Execution and Market Timing Software (RTN-Stealth).

In the second agreement, the Company purchased the EMC-ALGO Software Suite from ENAJ Mercantile

Corporation (“ENAJ”).  Consideration for the ENAJ software suite is 5,000,000 common shares of the

Company; 2,500,000 of these shares are to be issued immediately and escrowed in four equal tranches at 6, 9,12 and 15 months.  The remaining 2,500,000 shares will be escrowed, and issued to ENAJ, in three equal tranches at 12, 24 and 36 months.

Item 5  Full Description of Material Change

The Company announced on May 17, 2010, that is had executed two definitive agreements subject to final CNSX approval.  In the first case RTN Stealth acquired of all of the assets of Market Guidance

Systems Inc. ("MGS") and in the second case RTN Stealth has purchased the EMC-ALGO Software

Suite from ENAJ Mercantile Corporation ("ENAJ").

RTN Stealth will issue to MGS shareholders 20 million common shares escrowed in four equal tranches at 6, 9, 12 and 15 months and assume $2.45 million of liabilities owed by MGS. This is following upon the announcement made on January 19th, 2010 in which RTN Stealth acquired a fully supported  exclusive and perpetual license to the Market Navigation, Trade Execution and Market Timing Software (RTN-

Stealth).

Market Guidance Systems, Inc. (MGS) is a privately held R&D company that has developed RTN-Stealth software -a unique, direct access trading decision support platform for active traders. This development has been accomplished by MGS scientists led by Dr. Alex Bogdan who holds a PhD in artificial intelligence and cybernetics, a master's degree in Power Electronics and a bachelor's degree in mathematical psychology. Within MGS Dr. Bogdan and his computer scientist team have spent over nine years developing RTN-Stealth and its fundamental proprietary algorithms. MGS also has developed a wide variety of proprietary automated trading systems, market indicators, trade execution platforms and money management software including a very unique robotic trading station that can support over 1,000 different securities. It should be noted that MGS's order execution interface is among the fastest and most efficient in the industry.

MGS has been evaluated this year by Lorovest Corp. as having a fair market value of $24 million, net of the value of the January 19th, 2010 licensing agreement The previously issued 5.25 million special convertible preferred shares distributed to MGS shareholders as part of the Jan 19th 2010 licensing agreement remain convertible only upon a $20 million revenue milestone target being reached on the retail version of RTN Stealth software but the royalty portion of the licensing agreement is being cancelled as part of the acquisition of MGS's assets.

As to ENAJ Mercantile Corporation, RTN Stealth will issue 5 million common shares to ENAJ. 2.5 million of which will be issued immediately and escrowed in four equal tranches at 6, 9, 12 and 15 months. The final 2.5 million common shares will be issued to ENAJ, and escrowed, in three equal tranches at 12, 24 and 36 months. Furthermore, as part of this transaction, Michael Boulter has accepted the position of

President and COO of RTN for a minimum of 3 years. Mr. Boulter will operate out of RTN Stealth's facility in Mississauga, Ontario which is where MGS has its offices and fully equipped, state of the art, trading and R&D centre. Mr. Michael Boulter is replacing Mr. Sandeep Poonia on the board of directors of RTN.

Mr Poonia is stepping down to pursue other interests. On behalf of the Company, Mr. Lucky Janda welcomes Mr. Boulter on board and thanks Mr. Poonia for his past services to the Company.

Michael Boulter, is the founder and chief technology officer of ENAJ Mercantile Corporation. He has been with ENAJ since it was formed in July of 2008. Previous to that he worked as a quantitative analyst and institutional salesman in the Canadian investment industry for twenty years.

ENAJ Mercantile Corporation is a privately held proprietary futures trading company incorporated in

Ontario, Canada. Using its own capital, EMC seeks returns based on pricing discrepancies and sudden marketplace changes that occur on an intra-day basis in the futures markets. The company has developed trading algorithms that have produced strong results across four different futures markets:

S&P 500 Index, NASDAQ 100 Index, Crude Oil and Gold.

RTN Stealth is very pleased to have been able to reach these agreements consolidating the intellectual property which will form the base of a company that anticipates very rapid penetration of the "trading software" market both at the retail and now institutional levels.

Item 6  Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7  Omitted Information

Not applicable.

Item 8  Executive Officer

Lucky Janda

Chief Executive Officer

604-685-2542

Item 9  Date of Report

This report is dated June 10, 2010